UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

MOMENTUS INC.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

60879E 101

(CUSIP Number)

Taylor Frankel

c/o Prime Movers Lab

P.O. Box 12829

Jackson, WY 83002

307-203-5036

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Prime Movers Lab Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,166,661
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

15,166,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,166,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Momentus PML SPV 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,011,780
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

6,011,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,011,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Momentus PML SPV 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		960,830
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

960,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

960,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Momentus PML SPV 3 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,383,123
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

2,383,123
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,383,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Prime Movers Growth Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,949,254 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,949,254 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,949,254 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

(1)	Includes (i) 949,254 shares held by Prime Movers Growth Fund I LP (“PM Growth”), and (ii) a warrant to purchase 1,000,000 shares that is exercisable within 60 days of February 16, 2022.
6

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Prime Movers Lab GP I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,178,441 (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

21,178,441 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,178,441 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.4%
14	TYPE OF REPORTING PERSON

OO

(2)	Includes (i) 15,166,651 shares held by Prime Movers Lab Fund I LP (“PML”), and (ii) 6,011,780 shares held of record by Momentus PML SPV 1 LP (“PML SPV 1”). Prime Movers Lab GP I LLC (“PML GP”), is the general partner of PML and PML SPV 1. Dakin Sloss is the manager of PML GP and may be deemed to have or share beneficial ownership of the shares held by PML and PML SPV 1.
7

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Prime Movers Lab GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,343,953 (3)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

3,343,953 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,343,953 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

(3)	Includes (i) 960,830 shares held of record by Momentus PML SPV 2 LP (“PML SPV 2”) and (ii) 2,383,123 shares held of record by Momentus PMS SPV3 LP (“PML SPV 3”). Prime Movers Lab GP II LLC (“PML GP II”) is the general partner of PML SPV 2 and PML SPV 3. Dakin Sloss is the manager of PML GP II and may be deemed to have or share beneficial ownership of the shares held by PML SPV 2 and PML SPV 3.
8

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Prime Movers Growth GP I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,949,254 (4)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,949,254 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,949,254 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

(4)	Includes (i) 949,254 shares held by Prime Movers Growth Fund I LP (“PM Growth”) and (ii) a warrant to purchase 1,000,000 shares that is exercisable within 60 days of February 16, 2022. Prime Movers Growth GP I LLC (“PM Growth GP”), is the general partner of PM Growth. Dakin Sloss is the manager of PM Growth GP and may be deemed to have or share beneficial ownership of the shares held by PM Growth.
9

CUSIP No. 60879E 101

1	NAME OF REPORTING PERSON

Dakin Sloss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,471,648 (5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

26,471,648 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,471,648 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%
14	TYPE OF REPORTING PERSON

IN

(5)	Includes (i) 15,166,661 shares held by Prime Movers Lab Fund I LP (“PML”), (ii) 6,011,780 shares held of record by Momentus PML SPV 1 LP (“PML SPV 1”), (iii) 960,830 shares held of record by Momentus PML SPV 2 LP (“PML SPV 2”), (iv) 2,383,123 shares held of record by Momentus PMS SPV3 LP (“PML SPV 3”), (v) 949,254 shares held by Prime Movers Growth Fund I LP (“PM Growth”), and (vi) a warrant to purchase 1,000,000 shares that is exercisable within 60 days of August 12, 2021. Prime Movers Lab GP I LLC (“PML GP”) is the general partner of PML and PML SPV 1. Prime Movers Lab GP II LLC (“PML GP II”) is the general partner of PML SPV 2 and PML SPV 3. Prime Movers Growth GP I LLC (“PM Growth GP”) is the general partner of PM Growth. Dakin Sloss is the manager of PML GP, PML GP II and PM Growth GP and may be deemed to have or share beneficial ownership of the shares held by PML, PML SPV 1, PML SPV 2, PML SPV 3 and PM Growth.
10

CUSIP No. 60879E 101

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment No. 4”) to the Statement on Schedule 13D (as amended, the “Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) relating to the Class A Common Stock, par value $0.00001 per share (the “Shares”) of Momentus, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). This Amendment amends and supplements the Statement originally filed on October 8, 2021 with the Commission. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Interest in Securities of the Issuer

Item 4 of the Statement is hereby supplemented as follows:

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Previously, the Reporting Persons have engaged with members of the Issuer’s Board of Directors (the “Board”) and management team to share their serious concerns with the trajectory of the Issuer. The Reporting Persons have appreciated the Board’s willingness to engage in meaningful discussions to date.

In communications with management and the Board of the Issuer, the Reporting Persons have requested that the Issuer immediately appoint, subject to customary onboarding procedures, Mr. Sloss to the Board to ensure that there is a direct stockholder representative in the boardroom and requested that the Issuer provide certain information regarding the Issuer’s capital expenditures, operational expenditures, plans to raise capital and growth forecasts.

The Reporting Persons hope to continue to engage constructively with the Board and management, but the Reporting Persons intend to closely monitor their investment in the Issuer and will continue to evaluate all potential courses of action to protect their interests and the interest of all stockholders of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

11

CUSIP No. 60879E 101

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023

PRIME MOVERS LAB FUND I LP MOMENTUS PML SPV 1 LP

By:	Prime Movers Lab GP I LLC, General Partner

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

PRIME MOVERS LAB GP I LLC

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

MOMENTUS PML SPV 2 LP MOMENTUS PML SPV 3 LP

By:	Prime Movers Lab GP II LLC, General Partner

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

PRIME MOVERS LAB GP II LLC

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

12

CUSIP No. 60879E 101

PRIME MOVERS GROWTH FUND I LP

By:	Prime Movers Growth GP I LLC, General Partner

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

PRIME MOVERS GROWTH GP I LLC

By:	/s/ Taylor Frankel
	Name:	Taylor Frankel
	Title:	Authorized Person

/s/ Dakin Sloss
DAKIN SLOSS

13